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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF SEPTEMBER, 2004

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
               --------------------------------------------------
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    ----------------------------------------
                    (Address of principal executive offices)

      1.    Press Release dated September 9, 2004

      2.    Material Change Report dated September 16, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F [X]                    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):_______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    October 12, 2004

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
     /s/ "Joseph P. Giuffre"
---------------------------------------
Joseph P. Giuffre
Director and Corporate Secretary


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               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 - FAX (403) 225-5745

              ANTHONY CLARK ACQUIRES THIRD UNITED STATES BROKERAGE

Calgary, Alberta, Canada, September 9, 2004-- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD:
ACKBF) ("Anthony Clark") is pleased to announce a major acquisition by its wholly owned United States subsidiary Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts (the "Assets") of Al Vinciguerra Ltd., a Norfolk, Virginia area based general insurance brokerage.

Addison York purchased the Al Vinciguerra Ltd. assets for CDN$9,030,000(U.S.$7,000,000). The purchase was financed using an existing credit facility, new financing obtained of CDN$4,200,000 (U.S. $3,250,000) and seller financing. The purchase is expected to generate approximately 60% in additional annual revenues for Anthony Clark. GVC Financial Services LLC, a San Francisco based investment-banking firm, facilitated the acquisition of the insurance brokerage firm and the financing of the transaction.

Anthony Clark is also pleased to announce that Mr. Ron Vinciguerra, the Sales Manager will continue to be employed. Mr. Vinciguerra has worked in the insurance brokerage industry for many years and brings with him a wealth of knowledge and management experience.

This Virginia acquisition marks Anthony Clark's third entry into the United States market and its 22nd acquisition since it was first founded in 1989. This east coast acquisition continues Anthony Clark's national expansion plan into the U.S., with two acquisitions already having being made on the west coast. Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$100,000,000 (U.S.$80,000,000) annually in insurance premiums for its 60,000 customers with this acquisition.

For further information:

Press Contacts - North America         Barry Kaplan
                                       Barry Kaplan Associates
                                       New Jersey
                                       Telephone: (732) 747-0702
                                       Email: smallkap@aol.com

Anthony Clark International            Mr. Tony Consalvo, C.O.O.
Insurance Brokers Ltd.                 Telephone: (403) 225-5100
                                       Email: tony.consalvo@aclarkinsurance.com



Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.



                                       On behalf of

                                       ANTHONY CLARK INTERNATIONAL
                                       INSURANCE BROKERS LTD.

                                       /s/ "Primo Podorieszach"
                                       ----------------------------------------
                                       Primo Podorieszach, C.E.O.

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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY

Anthony Clark International Insurance Brokers Ltd.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta
T2W 3X6

ITEM 2.     DATE OF MATERIAL CHANGE

September 9, 2004

ITEM 3.     NEWS RELEASE

Press release was issued at Calgary, Alberta on September 9, 2004.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

Anthony Clark is pleased to announce the acquisition by its wholly owned United States subsidiary, Addison York Insurance Brokers Ltd. ("Addison York") of the fixed assets and customer accounts (the "Assets") of Al Vinciguerra Ltd., a Norfolk, Virginia area based general insurance brokerage.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

Addison York purchased the Al Vinciguerra Ltd. assets for CDN$9,030,000(U.S.$7,000,000). The purchase was financed using an existing credit facility provided by FCC, LLC, new financing of CDN$4,200,000 (U.S. $3,250,000) obtained from Emmett Lescroart (an individual resident in the USA) and seller financing. The purchase is expected to generate approximately 60% in additional annual revenues for Anthony Clark.

Anthony Clark also announced that Mr. Ron Vinciguerra, the Sales Manager will continue to be employed in the Virginia operations. Mr. Vinciguerra has worked in the insurance brokerage industry for many years and brings with him a wealth of knowledge and management experience.

This Virginia acquisition marks Anthony Clark's third entry into the United States market and its 22 acquisition since it was first founded in 1989. This east coast acquisition continues Anthony Clark's national expansion plan into the U.S., with two acquisitions already having being made on the west coast. Anthony Clark has expanded principally through internal growth and brokerage acquisitions and now expects to process approximately CDN$100,000,000 (U.S.$80,000,000) annually in insurance premiums for its 60,000 customers with this acquisition.

ITEM 6.     RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.     OMITTED INFORMATION

Not Applicable.

ITEM 8.     EXECUTIVE OFFICER

The following Executive Officer of the Company is available to answer questions regarding this report:

Primo Podorieszach,
President and Chief Executive Officer
Telephone: (250) 376-1782

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                                     - 2 -


ITEM 9.     DATE OF REPORT

Dated at Vancouver, British Columbia, this 16th day of September, 2004.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.

PER:

"Tom Milley" (signed)
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Tom Milley, Director